ZEWAR JEWELLERY, INC.
318 North Carson Street, Suite 208
Carson City, Nevada 89701
Tel. (775) 883-0104
Fax (775) 883-0340

December 5, 2013

Scott Anderegg, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Zewar Jewellery, Inc.
Form 8-K
Filed November 20, 2013
File No. 333-185278

Dear Mr. Anderegg:

Reference is made to your comment letter, dated November 26, 2013, relating to the subject Current Report on Form 8-K.  We have revised the foregoing form to remove the statements regarding a change in shell company status. Contemporaneously with the filing of this letter we are filing an amendment to the above referenced Form 8-K.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Zewar Jewellery, Inc.

By:	/s/ Charles Bream
Name: Charles Bream
Title: Chief Executive Officer